VIA EDGAR

August 4, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Amendment Withdrawal Request
Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-136117)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Cadiz Inc. (the “Registrant”) hereby applies to the Securities Exchange Commission for consent to withdraw its Post-Effective Amendment No. 1 to its Registration Statement on Form S-3 (Registration No. 333-136117) (the “Amendment”), filed with the Securities and Exchange Commission on August 3, 2009.

The Registrant is requesting the withdrawal of the Amendment because the Amendment was erroneously miscoded as EDGAR submission type S-3/A, rather than its appropriate submission type of POS AM.  As such, the Registrant is hereby requesting the withdrawal of the miscoded Amendment and refiling a properly labeled amendment.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Amendment be issued by the Securities and Exchange Commission as soon as reasonably possible.

The Registrant confirms that no securities have been sold pursuant to the erroneously filed Amendment.

Please forward copies of the order consenting to the withdrawal of the Amendment to the attention of Howard Unterberger, Attorney at Law, Theodora Oringher Miller & Richman PC, 2029 Century Park East, Sixth Floor, Los Angeles, CA  90067-2907.

If you have questions regarding the foregoing application for withdrawal, please contact Teffiny Bagnara at (213) 271-1608.

 Sincerely,

CADIZ INC.

By:	/s/ Timothy J. Shaheen
Timothy J. Shaheen
Chief Financial Officer